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PROSPECTUS

121,397 SHARES
M.D.C. HOLDINGS, INC.
COMMON STOCK

     All of the 121,397 shares of our common stock are being sold by the selling stockholder. We will not receive any proceeds from the sale of shares by the selling stockholder.

     The sale of the shares may occur from time to time:

-	in transactions on The New York Stock Exchange,
-	in privately negotiated transactions, or
-	in combination of various methods of sale.

     The sales of the shares may occur from time to time:

-	at fixed prices that may be changed,
-	at market prices prevailing at the time of sale,
-	at prices related to such prevailing prices, or
-	at negotiated prices.

The selling stockholder may sell the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     We have agreed, among other things, to bear certain expenses (other than underwriting discounts and commissions and brokerage commissions and fees) in connection with the registration and sale of the shares being offered by the selling stockholder. We have agreed to indemnify the trustees of the selling stockholder and certain other persons against certain liabilities, including liabilities under the federal securities laws.

     Our common stock is quoted on The New York Stock Exchange under the symbol "MDC." The last reported sales price of our common stock on The New York Stock Exchange on October 2, 2001 was $27.25 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 3, 2001

TABLE OF CONTENTS

Prospectus Summary.............................................................................................................................	3
Risk Factors.........................................................................................................................................	4
Description of Common Stock..............................................................................................................	6
Use of Proceeds...................................................................................................................................	8
Selling Stockholder...............................................................................................................................	8
Plan of Distribution...............................................................................................................................	10
Legal Matters.......................................................................................................................................	10
Experts.................................................................................................................................................	10
Where You Can Find More Information................................................................................................	10
Incorporation of Certain Information We File with the SEC....................................................................	11

_______________________________________________________________________________________________________________________

PROSPECTUS SUMMARY

     THIS SUMMARY HIGHLIGHTS INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE. THIS SUMMARY MAY NOT CONTAIN ALL THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE PURCHASING OUR COMMON STOCK. YOU SHOULD CAREFULLY READ THIS ENTIRE PROSPECTUS AND THE OTHER DOCUMENTS TO WHICH THIS PROSPECTUS REFERS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES.

THE COMPANY

     M.D.C. Holdings, Inc. is a Delaware corporation which was formed in 1972. MDC's primary business is owning and managing subsidiary companies that build homes under the name "Richmond American Homes." MDC also owns and manages HomeAmerican Mortgage Corporation which originates mortgage loans, primarily for MDC's home buyers, American Home Insurance Agency Inc., which sells casualty insurance products to the Company's home buyers and American Home Title and Escrow, Inc. which provides title insurance and closing services for the Company's customers.

The Homebuilding Companies

     MDC, whose subsidiaries build homes under the name "Richmond American Homes," is one of the largest homebuilders in the United States. MDC is a major regional homebuilder with a significant presence in some of the country's best housing markets. Richmond American Homes is the largest homebuilder in metropolitan Denver; among the top five homebuilders in northern Virginia, Phoenix, Tucson and Colorado Springs; and among the top ten homebuilders in suburban Maryland, Las Vegas, Southern California and Northern California.

Our Homebuilding Strategy

     We focus on building quality homes at affordable prices. Most of our home buyers are buying either their first or second home.

Home Selling Prices

     Most of our homes range in price from approximately $90,000 to $370,000, although some homes we build cost as much as $1,300,000. In 2000, the average selling price of our homes was $227,300 compared with $211,400 in 1999.

HomeAmerican Mortgage Corporation

     Home American Mortgage Corporation, our wholly owned mortgage company, provides mortgage loans to most of our home buyers. For the convenience of the home buyers, we have loan offices in all of the locations where we build homes.

Location of Executive Offices

     The principal executive offices of MDC are at 3600 South Yosemite Street, Suite 900, Denver, Colorado 80237 (telephone (303) 773-1100). We also offer homes and mortgages through our Internet web site.

     You can obtain additional information about us in the reports and other documents incorporated by reference in this prospectus. See "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference."

RISK FACTORS

     PROSPECTIVE INVESTORS SHOULD CONSIDER THE RISK FACTORS SET FORTH BELOW AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS PRIOR TO PURCHASING THE COMMON STOCK OFFERED HEREBY.

General Economic Conditions

     The homebuilding industry is cyclical and is affected significantly by changes in general and local economic conditions, such as employment levels, availability of financing for home buyers, interest rates, consumer confidence and housing demand. In addition, homebuilders are subject to various risks, including overbuilding, availability and cost of building lots, materials and labor, weather conditions, delays in construction schedules, cost overruns, changes in governmental regulation and increases in real estate taxes and other local government fees. The Company and its competitors also are impacted by federal, state and local statutes and rules regulating environmental matters, zoning, building design and density requirements, as they affect the availability and cost of lots, the cost of building homes and the timing of homebuilding activities.

Mortgage Interest Rates

     The Company's homebuilding and mortgage lending operations are dependent upon the availability and cost of mortgage financing. Increases in home mortgage interest rates may reduce the demand for homes and home mortgages and, generally, will reduce home mortgage refinancing activity. The Company is unable to predict the extent to which recent or future changes in home mortgage interest rates will affect operating activities and results of operations.

Competition

     The real estate industry is fragmented and highly competitive. MDC competes with numerous homebuilders, including a number of homebuilders that are substantially larger and have greater financial resources than the Company. The Company also competes with subdivision developers and land development companies, some of which are themselves homebuilders or affiliates of homebuilders. Homebuilders compete for customers, land, building materials and subcontractor labor. Competition for home orders primarily is based upon price, style, financing provided to prospective purchasers, location of property, quality of homes built, warranty service and general reputation in the community. MDC, through HomeAmerican, also competes with numerous banks, thrifts and other mortgage bankers, many of which are larger and have greater resources than the Company.

Regulation

     The Company is subject to continuing compliance requirements mandated by applicable federal, state and local statutes, ordinances, rules and regulations, including zoning and land use ordinances, building, plumbing and electrical codes, contractors' licensing laws, mortgage association rules and regulations and health and safety regulations and laws (including, but not limited to, those of the Occupational Safety and Health Administration). Various localities in which the Company operates have imposed (or may impose in the future) fees on developers to fund schools, open space, road improvements and low and moderate income housing.

     From time to time, various municipalities in which the Company operates restrict or place moratoriums on the availability of utilities, including water and sewer taps. Additionally, certain jurisdictions in which the Company operates have proposed or enacted growth initiatives that may restrict the number of building permits available in any given year. Although no assurances can be given as to future conditions or governmental actions, MDC believes that it has, or can obtain, an adequate number of water and sewer taps and building permits for its land and land under development.

     The homebuilding operations also are affected by environmental considerations pertaining to availability of water, municipal sewage treatment capacity, land use, hazardous waste disposal, naturally occurring radioactive materials, building materials, population density and preservation of endangered species, the natural terrain and vegetation (collectively, "Environmental Laws"). The particular Environmental Laws that apply to any given homebuilding project vary greatly according to the site's location, the site's environmental conditions and the present and former uses of the site. These Environmental Laws may (i) result in project delays; (ii) cause the Company to incur substantial compliance and other costs; and/or (iii) prohibit or severely restrict homebuilding activity in certain environmentally sensitive regions or areas.

Control Relationships

     As of June 30, 2001, Larry A. Mizel, David D. Mandarich and other affiliates of the Company in the aggregate own, directly or indirectly, approximately 25.3% of the Company's outstanding common stock. Such persons may effectively be able to elect the entire board of directors of the Company and control its management, operations and affairs. The large percentage of stock held by these persons could also delay or prevent a change of control.

Natural Disasters

     The climates and geology of many of the states in which the Company operates, including California, present increased risks of natural disasters. To the extent that hurricanes, severe storms, earthquakes, droughts, floods, wildfires or other natural disasters or similar events occur, the homebuilding industry in general, and the Company's business in particular, in such states may be adversely affected.

DESCRIPTION OF COMMON STOCK

     MDC has authorized 100,000,000 shares of common stock. At August 1, 2001, MDC had approximately 24,252,000 shares outstanding. Common stockholders have one vote for each share held of record in any stockholder vote. Common stockholders do not have cumulative voting rights in the election of directors. The board of directors is divided into three classes. The members of each class serve a three-year term.

     MDC is subject to Section 203 of the Delaware General Corporation Law, which limits the ability of a publicly held Delaware corporation to consummate a "business combination" with an "interested stockholder" for a period of three years after the date such person became an "interested stockholder" unless:

-

before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination.

-

upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers of the corporation and certain shares held by employee stock plans); or

-

following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

An "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns (or, within the prior three years, owned) 15% or more of a corporation's outstanding voting stock. For purposes of Section 203, the term "business combination" is defined broadly to include:

-	mergers with or caused by the interested stockholder;
-

sales or other dispositions to the interested stockholder (except proportionately with the corporation's other stockholders) of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock;

-

the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder (except for transfers in a conversion or exchange or a pro rata distribution or other transactions that do not increase the interested stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock); or

-

receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

     MDC's Certificate of Incorporation contains provisions similar to Section 203 of the Delaware General Corporation Law. These provisions require that the holders of 80% of the shares of outstanding voting stock, must approve business combinations with or proposed by an interested stockholder, which includes a beneficial owner of 10% of the outstanding shares of voting stock of MDC. This approval is not required if the transaction is approved by a majority of the continuing directors, which means those directors unaffiliated with the interested stockholder and serving prior to the interested stockholder becoming an interested stockholder, or if minimum price requirements are met.

     The types of business combinations covered by these provisions include:

-	mergers and consolidations with an interested stockholder;
-	the transfer by MDC of $15,000,000 or more of assets or securities to an interested stockholder;
-	any proposal for the liquidation or dissolution of MDC; or
-	any transaction which has the effect of increasing an interested stockholder's proportionate ownership of MDC's capital stock.

The same provisions also apply to any amendment to MDC's bylaws that is proposed by an interested stockholder.

     In the case of any business combination with an interested stockholder involving payments to holders of common stock, the fair market value per share of the payments would have to be at least equal to the highest of the following:

-

the highest price per share of the common stock paid by the interested stockholder during the two years before the public announcement of the proposed business combination or in the transaction in which it became an interested stockholder, whichever is higher; and

-

the fair market value per share of the common stock on the date of the public announcement of the proposed business combination or on the date on which the interested stockholder became an interested stockholder, whichever is higher.

"Fair market value" is the highest stock exchange closing price or closing bid in the 30 days preceding the date in question, and, in the case of other property, the fair market value as determined by a majority of the continuing directors.

     All other action by the common stockholder requires:

-	that a majority of the shares be present at a meeting and
-	that a majority of the shares present vote for the action.

     Larry A. Mizel, Chairman of the Board of Directors and Chief Executive officer of MDC and David D. Mandarich, President and Chief Operating Officer of MDC together, beneficially own more than 20% of the outstanding common stock and so have the ability to veto any 80% stockholder vote.

     MDC will pay dividends on the common stock when declared by the board of directors of MDC from funds legally available. MDC's board of directors declared a dividend of $.07 per share on July 24, 2001, payable on August 22, 2001 to stockholders of record on August 8, 2001. On liquidation of MDC, holders of common stock will share in all assets remaining after payment of liabilities, subject to the rights of any outstanding preferred stock. The shares of common stock are not redeemable or convertible, and the holders of common stock have no preemptive or subscription rights to purchase any securities of MDC.

     The transfer agent for the common stock is Continental Stock Transfer & Trust Company, New York, New York.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholder.

SELLING STOCKHOLDER

     As of August 28, 2001, the selling stockholder, M.D.C. Holdings, Inc. Charitable Foundation, beneficially owned 121,397 shares of our common stock, all of which may be offered from time to time in connection with this offering, depending on market conditions. The selling stockholder is a not-for-profit, charitable organization with the primary purpose of supporting non-profit charities in communities where we conduct our business. The selling stockholder is funded by MDC and its trustees are officers, directors, or both, of MDC.

PLAN OF DISTRIBUTION

     The selling stockholder or its pledgees, donees, transferees or other successors in interest may offer the shares from time to time. It may sell the shares on The New York Stock Exchange or in the over-the-counter market or otherwise, at prices and on terms then prevailing or related to the then-current market price, or in negotiated transactions. It may sell the shares using one or more of the following methods or other methods, or in any combination of such methods.

-	to broker-dealers acting as principals
-	through broker-dealers acting as agents
-	in underwritten offerings
-	in block trades
-	in agency placements
-	in exchange distributions
-	in brokerage transactions

     The selling stockholder or the purchasers of the shares may pay compensation in the form of discounts, concessions or commissions to broker-dealers or others who act as agents or principals or both. The amounts of compensation may be negotiated at the time and may be in excess of customary commissions. Broker-dealers and any other persons participating in a distribution of the shares may be underwriters as that term is defined in the Securities Act, and any discounts, concessions or commissions may be underwriting discounts or commissions under the Securities Act. The selling stockholder may grant a security interest in shares owned by it. If the secured parties foreclose on the shares, they may be the selling stockholder.

     Any or all of the sales or other transactions involving the shares described above, whether completed by the selling stockholder, any broker-dealer or others, may be made using this prospectus. In addition, any shares that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than by using this prospectus. The shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. We will not receive any proceeds from the sale of the shares by the selling stockholders. The shares may be sold in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The prices will be determined by the selling stockholder or by agreement between the selling stockholder and its underwriters, dealers, brokers or agents.

     If required under the Securities Act, the number of the shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any commission with respect to a particular offer will be set forth in a prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling stockholder or purchasers of the shares or both. In addition, sellers of shares may be underwriters as that term is defined in the Securities Act and any profits on the sale of shares by them may be discount commissions under the Securities Act.

     The selling stockholder also may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer the shares. The selling stockholder may also pledge the shares to a broker-dealer and the broker-dealer may sell those shares upon a default.

     We will pay all costs associated with this offering, other than any underwriting discounts and commissions, brokerage commissions and fees and transfer taxes.

LEGAL MATTERS

     The validity of the common stock offered hereby has been passed upon by Daniel S. Japha, Vice President of Law and Secretary of MDC. Mr. Japha holds vested options to purchase 6,186 shares of the MDC's common stock at exercise prices ranging from $10.35 to $16.42 and owns 1,482 shares of MDC's common stock.

EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K as of December 31, 2000 and for the year then ended, have been so incorporated in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting. The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, relating to the financial statements as of December 31, 1999 and 1998, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

Judiciary Plaza, Room 10024 450 Fifth Street, N.W. Street Washington, D.C. 20549	Seven World Trade Center Suite 1300 New York, New York 10048

Citicorp Center
500 West Madison Street
Suite 1400
Chicago, Illinois 60661

     You can also obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 10024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

     The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like MDC, that file electronically with the SEC. The address of that site is http://www.sec.gov.

     You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We have filed with the SEC a registration statement on Form S-3 that registers the securities we are offering and the common stock that may be offered by selling stockholders. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

     This prospectus includes by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document. They contain important information about our company and its financial condition.

FILING	PERIOD
Annual Report on Form 10-K Quarterly Report on Form 10-Q	Year ended December 31, 2000 Quarters ended March 31, 2001 and June 30, 2001

     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference and to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Daniel S. Japha
Vice President of Law and Secretary
M.D.C. Holdings, Inc.
3600 South Yosemite Street
Suite 900
Denver, Colorado 80237
(303) 773-1100

     We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies.